UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB

(Mark One)

[**X**] Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2004**.

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (*No fee required*) for the transition period from _____ to _____**.**

Commission file number: **000-28589**

ASP VENTURES CORP.
(Name of Small Business Issuer in Its Charter)

Florida	**98-0203918**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1066 West Hastings Street, Suite 2610 Vancouver, British Columbia Canada V6E 3X2
(Address of Principal Executive Offices)   (Zip Code)

(604) 602-1717
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock (0.001 par value)	None

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ✓   No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and if no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [_].

The registrant's total revenues for the year ended December 31, 2004 were $0.

The aggregate market value of the registrant's common stock, (the only class of voting stock), held by non-affiliates was approximately $379,183 based on the average closing bid and asked prices for the common stock on March 30, 2005.

On March 30, 2005, the number of shares outstanding of the registrant's common stock, $0.001 par value (the only class of voting stock), was 25,577,769.

1

TABLE OF CONTENTS

PAGE

PART I

PART II

PART III

ITEM 1.   DESCRIPTION OF BUSINESS

General

As used herein the term "Company" refers to ASP Ventures Corp., a Florida corporation and its subsidiaries and predecessors, unless the context indicates otherwise. The Company was incorporated under the laws of the State of Florida on March 23, 1989 as "Airsupport Services Corp." On May 15, 1998, the Company changed its name to "ASP Ventures Corp." as part of a corporate refocus designed to attract prospective business opportunities. The Company then pursued several different business opportunities, none of which led to sustained operations.

Most recent of these business opportunities was the intent to acquire Elite Jet, Inc., Elite Property, Inc. and Elite Yachts, Inc. (collectively Elite) pursuant to the terms of a stock exchange agreement dated July 7, 2003 wherein the Company agreed to issue to the shareholders of Elite, 11,771,860 shares of common stock in exchange for all the issued and outstanding shares of Elite. Elite Jet was an established California based company that sold fractional ownership interests in jet aircraft. Elite Properties intended to market fractional interests in high end real estate properties and Elite Yachts intended to offer fractional ownership interests in luxury cruisers and motor yachts. On September 25, 2003, due to difficulties arising from Elite's inability to obtain audited financial statements, the Company and the shareholders of Elite entered into a mutual rescission of stock exchange agreement whereby the shareholders of Elite agreed to rescind the original stock exchange agreement effective as of July 7, 2003 and to cancel all 11,771,860 of the Company's common stock issued under the agreement in exchange for the return of shares of Elite.

Selection of a Business.

Since the Company has no current business, its plan of operation is to seek one or more suitable business combinations or acquisitions to create value for its shareholders. Management has adopted a conservative policy of seeking opportunities that they consider to be of exceptional quality, and to accept that the Company may have to wait longer, as a result of that policy, before consummating any transactions to create value for our shareholders. Management recognizes that the higher the standards it imposes upon itself, the greater may be its competitive disadvantages with other acquiring interests or entities.

The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. However, due to the Company's limited financial resources, the scope and number of suitable candidate business ventures available is limited, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition.

The decision to participate in a specific business opportunity will be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific venture may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes.

Since the Company may participate in a business opportunity with a newly organized business or with a business which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to realize profits.

The Company will not acquire or merge with any company for which audited financial statements cannot be obtained. It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the founders thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation.

Acquisition of Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax-free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of our investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management. With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company that target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

Operation of Business After Acquisition

The Company's operation following its merger or acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to determine at this time whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various challenges that cannot be predicted at the present time.

Government Regulation.

The Company cannot anticipate the government regulations, if any, to which it may be subject until it has acquired an interest in a business. The use of assets to conduct a business that the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable business opportunities.

Employees

The Company is a development stage company and currently has no employees. Our executive officers devote as much time to the affairs of the Company as they deem appropriate. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees as long as business needs are being identified and evaluated. The need for employees and their availability will be addressed in connection with a decision concerning whether or not to acquire or participate in a specific business venture.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Should the Company choose to create an annual report, it will contain audited financial statements. The Company files all of its required information with the Securities and Exchange Commission ("Commission").

The public may read and copy any materials that are filed by the Company with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms filed by the Company with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: http://www.sec.gov .

ITEM 2.   DESCRIPTION OF PROPERTY

The Company currently maintains limited office space on a month-to-month basis at a cost of $2,000 per month. The address of our office is 1066 West Hastings Street Suite 2610, Vancouver, British Columbia, Canada V6E 3X2. We do not believe that we will need to obtain additional office space at any time in the foreseeable future until we have acquired a suitable business opportunity.

ITEM 3.   LEGAL PROCEEDINGS

Legal proceedings were initiated by Gem Global Yield Fund Limited and Turbo International Ltd. ("Plaintiffs") against the Company on February 4, 2004 in the United States District Court, Southern District of New York. The claim was for $525,000 plus interest in connection with the Company's alleged breach of a settlement agreement purportedly made between the parties as the result of funds loaned to Elite Jet, Inc., a non-party to the action. Although the Company denied any liability in this action it was unable to respond in a timely fashion to the legal proceedings which resulted in a default judgment in favor of the Plaintiffs on May 19, 2004 in the amount of $588,724.45. The Company continues to deny any liability in this matter and believes that in the event Plaintiffs attempt to enforce this judgment through court proceedings that the Company will ultimately succeed on the merits of its position.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through solicitation of proxies or otherwise, during the quarter ended December 31, 2004.

PART II

ITEM 5.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealers, Inc. under the symbol, "APVE.OB". Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions.

The following table sets forth for the periods indicated the high and low bid prices for the common stock as reported each quarterly period within the last two fiscal years.

YEAR	QUARTER ENDING	HIGH	LOW
2004	December 31	$0.02	$0.01
	September 30,	$0.01	$0.01
	June 30	$0.03	$0.01
	March 31	$0.03	$0.02
2003	December 31	$0.06	$0.02
	September 30	$0.29	$0.04
	June 30	$0.38	$0.04
	March 31	$0.05	$0.03

Record Holders

As of March 30, 2005, there were approximately 32 shareholders of record holding a total of 25,577,769 shares of common stock. The sole member of the board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 6.   MANAGEMENT'S PLAN OF OPERATION

Plan of Operation

The following discussion of our plan of operation should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this report. The Company's fiscal year end is December 31.

The Company's plan of operation for the coming year is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits.

The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in any transaction, as of the date of this filing. Any decision to participate in a specific business opportunity will be made based upon a Company analysis of the merits of the prospective business based on objective criteria.

Results of Operations

During the twelve month period ended December 31, 2004, the Company sought to identify a prospective business acquisition opportunity and completed a private placement of the Company's common stock in order to fund operations.

The Company does not expect to receive revenues within the next twelve months of operation as it remains in the process of identifying a favorable business opportunity, which opportunity if acquired, may or may not produce revenue. Therefore, due to these uncertainties, the Company does not expect any revenues until such time as a revenue producing acquisition is accomplished.

For the current fiscal year, the Company anticipates incurring a loss as a result of administration expenses, accounting costs, and expenses associated with maintaining its disclosure obligations under the Exchange Act of 1934, as amended. Since the Company does not anticipate generating any revenues in the near term it will continue to operate at a loss.

Net Loss

For the period from May 15, 1998 until December 31, 2004, the Company recorded an operating loss of $1,347,440. The Company's operating loss is attributable to general and administrative expenses. The general and administrative expenses include accounting costs, legal expenses, consulting fees, management fees and the costs associated with the preparation of disclosure documentation in accord with the requirements of the Exchange Act of 1934, as amended. The Company did not generate any revenues during this period.

Capital Expenditures

The Company expended no amounts on capital expenditures for the period from May 15, 1998 to December 31, 2004.

Capital Resources and Liquidity

The Company is in the development stage and, since inception, has experienced significant changes in liquidity, capital resources and shareholders' equity. Net stockholders deficit in the Company was $181,086 at December 31, 2004.

The Company had current assets of $2,089 and total assets of $2,089 as of the twelve month period ended December 31, 2004. These assets consisted of cash on hand of $2,089. Management believes that the Company has sufficient resources to meet the anticipated needs of the Company's operations through at least the calendar year ending December 31, 2005 although there can be no assurance to that effect, as the Company has no revenues and its need for capital may change dramatically in the event a business opportunity is identified and acquired.

During the year ended December 31, 2004, the Company raised $152,422 in capital through a private equity placement of 18,475,000 shares of the Company's common stock at a price of $0.01 per share. The proceeds of the private equity placement were used to satisfy ongoing operational requirements. Subsequent to December 31, 2004, the Company has raised additional equity capital in the amount of $16,750 through the private placement of 1,675,000 shares of the Company's common stock at a price of $0.01 per share.

On April 6, 2004, the Company adopted the 2004 Benefit Plan of ASP Ventures Corp. pursuant to which the Company may issue up to 3,000,000 shares of its common stock through stock issuances, or the grant of stock options to acquire the Company's common stock, to employees, consultants or advisors, who contribute to the success of the Company provided that bona fide services are rendered to the Company and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. Further, no stock may be issued, or option granted under the Company's Benefit Plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's securities. The 2004 Benefit Plan was registered under Form S-8 with the Securities and Exchange Commission on April 23, 2004. To date the Company has not issued any shares or granted any stock options under the 2004 Benefit Plan.

The Company has no current plans for the purchase or sale of any plant or equipment.

The Company has no current plans to make any changes in the number of employees.

The Company has no defined benefit plan or contractual commitment with any of its officers or directors.

Critical Accounting Policies

In Note 1 to the audited consolidated financial statements for the years ended December 31, 2004 and 2003 included in this Form 10-KSB, the Company discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. The Company believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires Company management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Company evaluates estimates. The Company bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement is effective for periods beginning after June 15, 2005, and will require the Company to recognize compensation cost based on the grant date fair value of the equity instruments its awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company's financial statements. The Company estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

In March 2004, the FASB issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company's financial condition or results of operations.

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46R") (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin

(SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's results of operations or financial condition

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS 150 for certain mandatory redeemable non-controlling interests. As WWA Group does not have any of these financial instruments, the adoption of SFAS 150 did not have any impact on the Company's consolidated financial statements.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivatives and Hedging Activities. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the operating results or financial condition of the Company.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-KSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-KSB, other than statements of historical facts, address matters that the Company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the Company. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we caution readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and the Company's ability to raise additional capital to fund cash requirements

for future operations; (ii) uncertainties involved in the Company's business prospects; (iii) the ability of the Company to achieve and maintain sufficient revenues to fund operations; (iv) volatility of the stock market; and (v) general economic conditions. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Going Concern

The Company's audit expressed substantial doubt as to the Company's ability to continue as a going concern as a result of recurring losses, lack of revenue-generating activities and an accumulated deficit of $1,347,440 as of December 31, 2004. The Company's ability to continue as a going concern is subject to the ability of the Company to realize a profit and /or obtain funding from outside sources. Management's plan to address the Company's ability to continue as a going concern, include: (1) obtaining funding from private placement sources; (2) obtaining additional funding from the sale of the Company's securities; (3) establishing revenues from a suitable business opportunity; and (4) obtaining loans and grants from various financial institutions, where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

ITEM 7.   FINANCIAL STATEMENTS

The Company's financial statements for the fiscal year ended December 31, 2004, are attached hereto as F-1 through F-10.

ASP VENTURES CORP.
(A Development Stage Company)
Years Ended December 31, 2004 and 2003

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of ASP Ventures Corp.

We have audited the accompanying balance sheets of ASP Ventures Corp. (a development stage company) as of December 31, 2004 and 2003 and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and the cumulative amounts since inception. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASP Ventures Corp. (a development stage company), as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended and the cumulative amounts since inception, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's revenue generating activities are not in place and the Company has incurred losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JONES SIMKINS, P.C.
Logan, Utah
March 8, 2005

ASP VENTURES CORP.


(A Development Stage Company)
BALANCE SHEETS
December 31, 2004 and 2003


ASSETS		2004	2003
Current assets:			
Cash	$	2,089	178
Total current assets	$	2,089	178

LIABILITIES AND STOCKHOLDERS' DEFICIT

		2004	2003
Current liabilities:			
Accounts payable and accrued expenses	$	71,313	157,253
Related party payables		101,862	35,671
Notes payable		10,000	10,000
Total current liabilities		183,175	202,924
Stockholders' deficit:			
Common stock, $.001 par value, 50,000,000 shares authorized, 27,577,769 and 8,852,769 shares issued and outstanding, respectively		27,577	8,852
Additional paid-in capital		1,158,777	999,830
Stock subscription receivable		(20,000)	-
Deficit accumulated during the development stage		(1,347,440)	(1,211,428)
Total stockholders' deficit		(181,086)	(202,746)
Total liabilities and stockholders' deficit	$	2,089	178


See accompanying notes to financial statements

F - 3


ASP VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

Years Ended December 31, 2004 and 2003

		2004	2003	Cumulative Amounts
Revenue	$	-	-	-
General and administrative costs		178,262	179,053	1,389,690
Loss before income taxes and extraordinary item		(178,262)	(179,053)	(1,389,690)
Provision for income taxes		-	-	-
Extraordinary item - gain on forgiveness of debt, net of taxes of $0		42,250	-	42,250
Net loss	$	(136,012)	(179,053)	(1,347,440)
Loss per common share - basic and diluted	$	(.01)	(.03)	
Weighted average common shares - basic and diluted		12,799,000	6,038,000	

See accompanying notes to financial statements

ASP VENTURES CORP.
(A Developmental Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT
May 15, 1998 (Date of Inception) to December 31, 2004

	Common Stock		Additional Paid-in Capital	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Total
	Shares	Amount				
Balance at May 15, 1998 (date of inception)	1,000,000 $	1,000 $	4,000 $	- $	(5,000) $	-
Net loss	-	-	-	-	(2,500)	(2,500)
Balance at December 31, 1998	1,000,000	1,000	4,000	-	(7,500)	(2,500)
Issuance of common stock in private placement	2,000,000	2,000	386,000	-	-	388,000
Net loss	-	-	-	-	(440,366)	(440,366)
Balance at December 31, 1999	3,000,000	3,000	390,000	-	(447,866)	(54,866)
Issuance of common stock for consulting fees	150,000	150	74,850	-	-	75,000
Net loss	-	-	-	-	(299,830)	(299,830)
Balance at December 31, 2000	3,150,000	3,150	464,850	-	(747,696)	(279,696)
Net loss	-	-	-	-	(132,172)	(132,172)
Balance at December 31, 2001	3,150,000	3,150	464,850	-	(879,868)	(411,868)
Issuance of common stock for:						
Consulting fees	266,937	267	13,580	-	-	13,847
Accounts payable	1,061,878	1,062	152,546	-	-	153,608
Net loss	-	-	-	-	(152,507)	(152,507)
Balance at December 31, 2002	4,478,815	4,479	630,976	-	(1,032,375)	(396,920)
Issuance of common stock for:						
Consulting fees	230,000	230	11,270	-	-	11,500
Cash	300,000	300	29,700	-	-	30,000
Accounts payable and notes payable	3,843,954	3,843	327,884	-	-	331,727
Net loss	-	-	-	-	(179,053)	(179,053)
Balance at December 31, 2003	8,852,769	8,852	999,830	-	(1,211,428)	(202,746)
Issuance of common stock for:						
Services	250,000	250	6,000	-	-	6,250
Cash	16,475,000	16,475	148,275	-	-	164,750
Stock subscription receivable	2,000,000	2,000	18,000	(20,000)	-	-
Offering costs	-	-	(13,328)	-	-	(13,328)
Net loss	-	-	-	-	(136,012)	(136,012)
Balance at December 31, 2004	27,577,769 $	27,577 $	1,158,777 $	(20,000) $	(1,347,440) $	(181,086)

See accompanying notes to financial statements

ASP VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

		2004	2003	Cumulative Amounts
Cash flows from operating activities:				
Net loss	$	(136,012)	(179,053)	(1,347,440)
Adjustments to reconcile net loss to net cash used in operating activities:				
Gain on forgiveness of debt		(42,250)	-	(42,250)
Stock compensation expense		6,250	11,500	111,597
Increase (decrease) in:				
Accounts payable and accrued expenses		(43,690)	101,076	467,055
Related party accounts payable		67,891	28,971	96,862
Net cash used in operating activities		(147,811)	(37,506)	(714,176)
Cash flows from investing activities:		-	-	-
Cash flows from financing activities:				
Proceeds from notes payable		-	-	141,843
Increase (decrease) in related party note payable		(1,700)	6,700	5,000
Issuance of common stock		151,422	30,000	569,422
Net cash provided by financing activities		149,722	36,700	716,265
Net increase (decrease) in cash		1,911	(806)	2,089
Cash, beginning of period		178	984	-
Cash, end of period	$	2,089	178	2,089

See accompanying notes to financial statements

ASP VENTURES CORP.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

The Company was incorporated under the laws of the State of Florida on March 23, 1989 and had no significant operations or activity until May 15, 1998 (date of inception). On May 15, 1998, the Company changed its name from Air Support Services, Corp. to ASP Ventures Corp. The Company proposes to seek business ventures that will allow for long-term growth. Further, the Company is considered a development stage company as defined in SFAS No. 7 and has not, thus far, commenced planned principal operations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to net operating loss carryforwards.

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. The Company does not have any stock options or warrants outstanding at December 31, 2004 and 2003.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the financial statements for 2003 have been reclassified to conform with the current year presentation.

Note 2 - Going Concern

As of December 31, 2004, the Company's revenue generating activities are not in place, and the Company has incurred losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management intends to seek additional funding through business ventures. There can be no assurance that such funds will be available to the Company or available on terms acceptable to the Company.

Note 3 – Note Payable

The note payable is due to a financing company and bears interest at 6% and is due on demand. Accrued interest on the note was $600 and $600 at December 31, 2004 and 2003, respectively. The accrued interest is included with accrued expenses on the balance sheet.

Note 4 – Related Party Payables

Related party payables consist of the following:

	2004	2003
Unsecured note payable to a shareholder bearing interest at 7.5% and due on demand.	$ 5,000	6,700
Unsecured payables to officers with no specific terms and due on demand.	96,862	28,971
	$ 101,862	35,671

Note 5 – Related Party Transactions

The Company incurred management and consulting fees to officers and directors of the Company of approximately $27,000 and $16,000 during the years ended December 31, 2004 and 2003, respectively.

The Company incurred consulting fees to a shareholder of approximately $60,000 and $60,000 during the years ended December 31, 2004 and 2003, respectively.

Note 6 – Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

| | | Year Ended December 31, | | Cumulative |
		2004	2003	Amounts
Income tax benefit at statutory rate	$	(49,000)	(61,000)	(458,000)
Change in valuation allowance		49,000	61,000	458,000
	$	-	-	-

Deferred tax assets are as follows at December 31:

		2004	2003
Net operating loss carryforwards	$	458,000	409,000
Valuation allowance		(458,000)	(409,000)
	$	-	-

The Company has net operating loss carryforwards of approximately $1,347,000, which begin to expire in the year 2013. The amount of net operating loss carryforwards that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.

Note 7 – Supplemental Cash Flow Information

During the year ended December 31, 2004:

- The Company issued 250,000 shares of common stock in exchange for consulting services valued at $6,250.

- The Company issued 2,000,000 shares of common stock for a stock subscription receivable of $20,000.

During the year ended December 31, 2003:

- The Company issued 530,954 shares of common stock in exchange for accounts payable and a note payable of $133,634 and $131,843, respectively.

- The Company issued 3,313,000 shares of common stock in exchange for accounts payable of $66,250.

Actual amounts paid for interest and income taxes for the years ended December 31 are as follows:

	2004	2003
Interest	$ 1,323	2,291
Income taxes	$ -	-

Note 8 – Fair Value of Financial Instruments

The Company's financial instruments consist of cash and payables. The carrying amount of cash and payables approximates fair value because of the short-term nature of these items.

Note 9 – Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement is effective for periods beginning after June 15, 2005, and will require the Company to recognize compensation cost based on the grant date fair value of the equity instruments its awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company's financial statements. The Company estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

ITEM 8. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

The Company has had no changes in or disagreements with its accountants, as to accounting or financial disclosure over the two most recent fiscal years .

ITEM 8A. **CONTROLS AND PROCEDURES**

The Company's president acts both as the Company's chief executive officer and chief financial officer and is responsible for establishing and maintaining disclosure controls and procedures for the Company.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of management, acting as our principal executive officer and principal financial officer, he evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of December 31, 2004. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

(b) Changes in Internal Controls

During the period ended December 31, 2004, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

PART III

ITEM 9. **DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT**

Name	Age	Position(s) and Office(s)
Ross Wilmot	61	Director, Chief Executive Officer and Chief Financial Officer

Ross Wilmot was appointed to the Company's board of directors in January of 1999, and currently serves as a Company director, chief executive officer and chief financial officer. Mr. Wilmot will serve as a director until the next annual meeting of the Company's shareholders and until such time as a successor is elected and qualified.

Mr. Wilmot is a Chartered Accountant. In addition, he serves in the following capacities with other

companies: Director (from February 1999 to August 2003) and CFO (from January 1995 to February 1999) of Breckenridge Resources Ltd.; Director (from April 2000 to present), Director (from April 2000 to November 2003) and CFO (January 1995 to November 2003) of Briyante Software Corp.; Director and Officer of ComCam, Inc. (from March 2001 to present); Director (from July 1996 to April 1998 and July 2001 to present) and CFO of CTF Technologies Inc. (from July 1996 to present); Director (from July 1998 to February 1999) and Vice-President, Finance and Chief Financial Officer (from July 1998 to August 2002) of Imagis Technologies Inc.; Director (from October 1997 to present) and Chief Financial Officer (October 1997 to May 2001) of Intacta Technologies Inc.; Director (from August 1995 to June 2001) and Vice-President, Finance (from August 1995 to present) of Multivision Communications Corp.; Director (from April 1997 to February 2004) and CFO (from January 1997 to August 2003) of Neuer Kapital Corp.; Director and President of Orex Ventures Inc. (from May 2001 to present); Director (from May 1997 to present), President (from May 2001 to November 2003) and CFO (from November 2003 to present) of Orko Gold Corp.; Director (from April 1996 to August 2003), Secretary (from April 1996 to April 1999) and President (from April 1999 to September 2002) of Paloma Ventures Inc.; Director and Vice-President, Finance of Promax Communications Corp. (from May 1997 to March 1998); Director and President of Quantum Power Corporation (March 2001 to present); Director (from February 1997 to present) and Vice-President, Finance(from June 1996 to June 2001) of Radical Elastomers Inc.; Director and Vice-President, Finance of ServiceTrack Enterprises Inc. (from September 1997 to June 1998); and Director and President of Sudamet Ventures Inc. (from April 2001 to present).

Compensation of Directors

The Company's director is not currently compensated for his service as a director of the Company. Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings.

Board of Directors Committees

The board of directors has not yet established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee.

Code of Ethics

The Company has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. The Company has incorporated a copy of its Code of Ethics as Exhibit 14 to this Form 10-KSB. Further, the Company's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting the Company.

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, the Company is aware of a certain individual who during the period ended December 31, 2004 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934.

Ross Wilmot failed to file a Form 3 or Form 5 despite being the chief executive officer, chief financial officer and sole director of the Company.

Shafiq Nazerali failed to file a Form 3 or Form 5 despite owning in excess of 10% of the Company's issued and outstanding common stock.

ITEM 10. EXECUTIVE COMPENSATION

Executive Compensation

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2004, 2003, and 2002. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company's current and past officers over the past three years.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Ross Wilmot, Chief Executive Officer, Chief Financial Officer Director	2004	9,000*	-	-	-	-	-	-
	2003	16,307*	-	-	-	-	-	-
	2002	9,471*	-	-	-	-	-	-

* Ross Wilmot invoices the Company through his own management company, Cedarwoods Group for services rendered by him to the Company.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's common stock as of March 30, 2005, with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of March 30, 2005, there were 25,577,769 shares of common stock issued and outstanding.

Title of Class	Name and Address	Nature of Ownership	Number of Shares	% of Class
Common	Ross Wilmot chief executive officer/chief financial officer/director 2610 - 1066 West Hastings Street Vancouver, British Columbia, Canada	Legal	0	0
Common	Shafiq Nazerali 2610 - 1066 West Hastings Street Vancouver, British Columbia, Canada	Legal	10,410,462	40.1
Common	Zmax Capital Corp. 2610 - 1066 West Hastings Street Vancouver, British Columbia, Canada	Legal	1,361,492	5.3
All executive officers and directors as a group(1)		Legal	0	0

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 30, 2003 the Company authorized the issuance of 2,250,000 shares of common stock to Shafiq Nazerali in exchange for debt settlement in the amount of $45,000 incurred as the result of consulting services rendered pursuant to the terms of a debt settlement agreement, relying on exemptions provided by Section 4(2) and Regulation S of the Securities Act.

On September 30, 2003 the Company authorized the issuance of 1,062,500 shares of common stock to Zmax Capital Corp. in exchange for debt settlement in the amount of $21,250 incurred as the result of office space provided to the Company pursuant to the terms of a debt settlement agreement, relying on exemptions provided by Section 4(2) and Regulation S of the Securities Act.

On January 1, 1998, the Company entered into a consulting agreement with Cedarwoods Group, a consulting company owned by Mr. Wilmot. The agreement had an initial term of one year and automatically renews unless cancelled by either party on 30 days notice. Under the terms of the agreement, Mr. Wilmot provides consulting services as required for which he is compensated at the rate of $40 per hour for services rendered.

ITEM 13.   EXHIBITS

Exhibits required by Item 601 of Regulation S-B are listed in the Index to Exhibits beginning on page 19 of this Form 10-KSB, which is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Jones Simkins, P.C. provided audit services to the Company in connection with its annual report for the fiscal years ended December 31, 2004 and 2003. The aggregate fees billed by Jones Simkins, P.C. for the audit of the Company's annual financial statements and a review of the Company's quarterly financial statements for 2004 was $5,000 and for the 2003 audit was $10,158.

Audit Related Fees

Jones Simkins, P.C. billed to the Company no fees in each of 2004 and 2003 for professional services that are reasonably related to the audit or review of the Company's financial statements that are not disclosed in "Audit Fees" above.

Tax Fees

Jones Simkins, P.C. billed to the Company fees of $600 in 2004 and $ 1,275 in 2003 for professional services rendered in connection with the preparation of the Company's tax returns for the respective periods.

All Other Fees

Jones Simkins, P.C. billed to the Company no fees in each of 2004 and 2003 for other professional services rendered or any other services not disclosed above.

Audit Committee Pre-Approval

The Company does not have a standing audit committee. Therefore, all services provided to the Company by Jones Simkins, P.C. as detailed above, were pre-approved by the Company's board of directors. Jones Simkins, P.C. performed all work only with their permanent full time employees.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 30th day of March 2005.

ASP Ventures Corp.

/s/ Ross Wilmot
Ross Wilmot, Chief Executive Officer, Chief Financial Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ross Wilmot Ross Wilmot	Director	March 30, 2005

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3 (i)(a)	*	Articles of Incorporation of the Company (incorporated by reference to the Form 10-SB filed with the Securities and Exchange Commission ("Commission") on December 21, 1999).
3 (i)(b)	*	Amended Articles of Incorporation of the Company (incorporated by reference to the Form 10-SB filed with the Commission on December 21, 1999).
3 (ii)	*	Bylaws of the Company (incorporated by reference to the Form 10-SB filed with the Commission on December 21, 1999).
10(i)	*	Debt Settlement Agreement with International Portfolio Management, Ltd. dated November 4, 2002 (incorporated by reference to the Form 10-KSB filed with the Commission on April 10, 2003)
10(ii)	*	Debt Settlement Agreement between the Company and Zmax Capital Corp. dated May 1, 2003 (incorporated by reference to the Form 10-QSB filed with the Commission on May 15, 2003)
10(iii)	*	Debt Settlement Agreement between the Company and Shafiq Nazerali dated May 1, 2003 filed with the Commission on May 15, 2003)
10(iv)	*	Debt Settlement Agreement between the Company and Zmax Capital Corp. dated May 1, 2003 filed with the Commission on May 15, 2003)
10(v)	*	Stock Exchange Agreement between the Company and the Elite Companies dated June 5, 2003 (incorporated by reference to the Form 8-K filed with the Commission on July 23, 2003)
10(vi)	*	Mutual Rescission of Stock Exchange Agreement between the Company and the Elite Companies dated September 25, 2003 (incorporated by reference to the Form 8-K filed with the Commission on September 26, 2003)
10(vii)	*	Debt Settlement Agreement between the Company and Shafiq Nazerali dated September 30, 2003 (incorporated by reference to the Form 10-QSB filed with the Commission on November 19, 2003)
10(viii)	*	Debt Settlement Agreement between the Company and Zmax Capital Corp. dated September 30, 2003 (incorporated by reference to the Form 10-QSB filed with the Commission on November 19, 2003)
14	*	Code of Ethics adopted March 30, 2004(incorporated by reference to the Form 10-KSB/A filed with the Commission on April 2, 2004).
31	20	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	21	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	*	Incorporated by reference to prior filings with the Securities and Exchange Commission.

EXHIBIT 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ross Wilmot, chief executive officer and chief financial officer of ASP Ventures Corp. ("Registrant") certify that:

1. I have reviewed this Annual Report on Form 10-KSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: March 30, 2005

/s/ Ross Wilmot
Ross Wilmot
Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of ASP Ventures Corp. ("Registrant") for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Ross Wilmot, chief executive officer and chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

/s/ Ross Wilmot
Ross Wilmot
Chief Executive Officer and Chief Financial Officer
March 30, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.